WENDY’S/ARBY’S RESTAURANTS, LLC

1155 Perimeter Center West

Atlanta, Georgia 30338

November 5, 2009

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Wendy’s/Arby’s Restaurants, LLC

and the other Registrants (as defined below)

Registration Statement on Form S-4 (File No. 333-161613, 161613-01–34)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Wendy’s/Arby’s Restuarants, LLC, a Delaware limited liability company (the “Company”) and certain of the Company’s subsidiaries set forth below (together with the Company, the “Registrants”), hereby request that the effective date of the above-captioned Registration Statements on Form S-4 (the “Registration Statements”) be accelerated to November 9, 2009 at 10:00 a.m. Eastern time or as soon thereafter as may be practicable.

We understand that the staff of the Securities and Exchange Commission (the “Commission”) will consider this request as confirmation by each of the Registrants of its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the issuance of the securities covered by the Registration Statements. In connection with the foregoing, each of the Registrants represents and acknowledges that:

•

should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission	2

If you have any questions regarding the foregoing, please contact John C. Kennedy (212-373-3025) or Brian M. Janson (212-373-3588) of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Sincerely,

Wendy’s/Arby’s Restaurants, LLC

Wendy’s International, Inc.

The New Bakery Co. of Ohio, Inc.

Wendy’s of Denver, Inc.

Wendy’s of N.E. Florida, Inc.

Wendy’s Old Fashioned Hamburgers of New York, Inc.

BDJ 71112, LLC

Arby’s Restaurant Holdings, LLC

Triarc Restaurant Holdings, LLC

Arby’s Restaurant Group, Inc.

Arby’s Restaurant, LLC

Arby’s, LLC

Wendy’s/Arby’s Support Center, LLC

ARG Services, Inc.

Sybra, LLC

Arby’s IP Holder Trust

RTM Acquisition Company, L.L.C.

RTM, LLC

RTM Partners, LLC

RTM Operating Company, LLC

RTM Development Company, LLC

RTMSC, LLC

RTM Georgia, LLC

RTM Alabama, LLC

RTM West, LLC

RTM Sea-Tac, LLC

RTM Indianapolis, LLC

Franchise Associates, LLC

RTM Savannah, LLC

RTM Gulf Coast, LLC

RTM Portland, LLC

RTM Mid-America, LLC

ARG Resources, LLC

Wendy’s/Arby’s International, Inc.

Wendy’s/Arby’s International Services, Inc.

By:	/s/ Nils H. Okeson
	Name:	Nils H. Okeson
	Title:	General Counsel and Secretary

cc: John C. Kennedy, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP